SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2005

Commission File Number 001-14489

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Centro Oeste Celular Participações Holding Company
(Translation of Registrant's name into English)

SCS - Quadra 2, Bloco C, Edifício Anexo-Telebrasília Celular
-7° Andar, Brasília, D.F.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
Publicly-held Company, with Authorized Capital
CNPJ 02.558.132/0001-69 / NIRE 5330000580 0

MINUTES OF THE SPECIAL MEETING OF SHAREHOLDERS
HELD ON SEPTEMBER 27, 2005

1.  DATE, TIME AND PLACE: Meeting convened and held on September 27, 2005 , at 02:00 p.m. , on Setor Comercial Sul, Quadra 2, Bloco C, nº 226, 7º andar, Bairro Asa Sul, CEP 70302-916, Brasília-DF.

2.  CALLING: Meeting called by first call notice published in the Federal District Official Gazette (pages 47, 56 and 59, respectively), on August 16, 18 and 19, 2005, in Jornal de Brasília (pages 15, 15 and 7, respectively, and in Gazeta Mercantil (pages A-13, C-3 and A-7, respectively) on August 16, 17 and 18, 2005.

3.  AGENDA: (1) to amend the wording of article 9 of the Bylaws, in order to read as follows: "Art. 9. The execution of agreements with related parties, under terms and conditions more burdensome for the Company than market terms for agreements of the same nature shall require prior approval by the General Meeting of Shareholders, with due regard, in any case, to the provisions in article 117 of Law 6.404/76."; and (2) to restate the Bylaws of the Company.

4. ATTENDANCE: The meeting was attended by shareholders representing more than two thirds (2/3) of the voting capital, as per records and signatures appearing in the Shareholders Attendance Register. The meeting was also attended by Mrs. Adriana Pallis Romano, representative of law firm Machado Meyer Sendacz e Ópice Advogados.

5.  CHAIRMANSHIP OF THE MEETING : Breno Rodrigo Pacheco de Oliveira - Chairman and Simone Wilches Braga – Secretary.

6.  EXPLANATIONS : The Chairman explained that the minutes of the meeting would be drawn-up as a summary of the facts, containing just a transcript of the resolutions adopted, as permitted in article 130, § 1 of the Joint-Stock Companies Act, informed that documents or proposals, vote or dissenting vote statements on the matters should be submitted in writing to Secretary of the Meeting.

7.  RESOLUTIONS : The shareholders reviewed the matters contained in the agenda and made the following resolutions, with due regard to legal abstentions:

7.1 . Approval and ratification, by unanimous vote of the holders of common and preferred shares attending the meeting, with abstention from voting of the controlling shareholder, by 25,730,830 favorable votes, 1,598,248 contrary votes and 367,728 abstentions of minority and preferred shareholders, of the amendment to the wording of article 9 of the Bylaws, which shall hereinafter read as follows: " Art. 9. The execution of agreements with related parties, under terms and conditions more burdensome for the Company than market terms for agreements of the same nature shall require prior approval by the General Meeting of Shareholders, with due regard, in any case, to the provisions in article 117 of Law 6.404/76."

7.2 . Approval, by majority of votes, with abstention from voting of Ontário Teacher's Pension Plan Board, Vanguard Emerging Markets Stock Index Fund, Vanguard Emerging Markets Stock Index Fund, Vanguard Emerging Markets Stock Index Fund and with contrary votes of The Master Trust Bank of Japan, Ltd., Amber Fund Limited, Brazil MSCI Emerging Markets Index Common Trust Fund, The California State Teachers Retirement System and IBM Tax Deferred Savings Plan, of the restated Bylaws of the Company, containing the amendments resolved herein, which is attached to these minutes.

8. APPROVAL AND SIGNATURES : After transaction of all the businesses of the agenda, the minutes were read, approved and signed by the attendees. It has been further recorded that, as provided for in § 2 of article 130 of Law 6404/76, these minutes are authorized to be published without showing the signatures of the shareholders. Rio de Janeiro, September 27, 2005.

Signatures : Breno Rodrigo Pacheco de Oliveira - Chairman; Simone Wilches Braga – Secretary of the Meeting; Telesp Celular Participações S/A - by Breno Rodrigo Pacheco de Oliveira; Vanguard Emerging Markets Stock Index Fund; Capital Guardian Em. MKTS R.Eq.Fd.for Tax.E.; Capitl Guardian Emerg. MKTS Equi Mast Fd; Alegontransamerica Ser Fund Inc V K AC Int All; Ishares MSCI Brazil (FREE) Index Fund; Commonfund Emerging Markets I C; Alliance Collective Investment T S; Capital Guardian E M EQ DC M FD; Norges Bank; MLC Limited; State Street Emerging Markets; Brasil MSCI em MKTS Index Common T Fund; CNA-Capital Intl em MKTS Index Commo; American Fund Insurance Series Glob; Common of Pen Stante Ret System; Smallcap World Fund Inc; IBM Tax Deferred Savings Plan; Emerging MKTS Growth Fund, INC; Morgan Stanley Inv Manag Active Intl; Capital Guardian em MKTS EQ Fund T E; The California State Teachers Ret System; Missouri State Emp Ret System; Amber Fund Limited; Morgan Stanl Inst Fund Inc Active Intl; The Master Trust Bank of Japan Ltd RE; Gard P&I (Bermuda) LTD; Stichting Pensioenfonds ABP; Microsoft Global Finance Limited; Teachers Ret System of The State of ILLI; Ontario Teacher's Pension Plan Board - by George Washington Tenório Marcelino; The Bank of New York ADR Department - by Constância Maria Santana de Oliveira .

I hereby certify that this is a faithful copy of the original minutes that were drawn-up in the Register of Minutes of the General Meetings of the Company.

Breno Rodrigo Pacheco de Oliveira Chairman of the Meeting – OAB/RS nº 45.479	Simone Wilches Braga Secretary of the Meeting – OAB/RJ nº 97.249

BYLAWS OF TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

CHAPTER I

CHARACTERISTICS OF THE COMPANY

LEGAL NATURE

Article 1. TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S/A is a joint stock corporation governed by Law no. 6404/76, as amended, these Bylaws and other applicable legal provisions, with indefinite duration term, being the controlling shareholder of the following companies: Telegoiás Celular S/A, Telems Celular S/A, Telemat Celular S/A, Teleacre Celular S/A Teleron Celular S/A, NBT-Norte Brasil Telecom S.A. and TCO-IP S.A.

COMPANY'S PURPOSES:

Article 2. The Company's purposes are:

I – to exercise control over the Cellular Mobile Service, Personal Mobile Service, and other carriers providing other kinds of telecommunication services in general, in conformity with the concessions, authorizations and permits granted to them;

II – to promote, by itself or through controlled or subsidiary companies, the expansion and implementation of telecommunication services in their respective concession, authorization and permit areas;

III – to promote, carry out or guide the raising of foreign or domestic funds to be invested by the Company or by its controlled companies;

IV – to promote and stimulate study and research activities for the development of the telecommunications industry;

V – to provide, either directly or through its controlled or subsidiary companies, technical and consulting services concerning the telecommunication, Internet, information technology, financial and investor relations areas;

VI – to promote, stimulate, carry out and coordinate, either directly or through its controlled or subsidiary companies, the formation and training of the staff necessary for the telecommunications industry;

VII – to import and export goods and services, either directly or through third parties, for itself, its controlled and subsidiary companies;

VIII – to provide telecommunication services and related activities, including, however without limitation, cellular mobile service, personal mobile service, specialized limited service, specialized mobile service, multimedia communication service, fixed line switched telephone services, and global mobile service using non-geostationary satellite;

IX – to market foreign satellite capacity in Brazil and to exploit Brazilian satellite capacities for transmission of telecommunications signals;

X – to provide value-added services, including, however without limitation, Internet access services using fixed-line and cellular telephone line networks, cable TV networks, wireless and private lines, among other networks;

XI – to provide telecommunication capacity, means, and services to companies holding authorizations, permits or concessions for exploitation of telecommunication services and to value-added service providers;

XII – to hold interests in the capital stock of other companies, either commercial or non-commercial, as shareholder, quotaholder, or partner, as well as in consortia;

XIII – to perform other activities related to its corporate purposes ;

XIV – to market (including, however being not limited to, purchase, sell, grant in free lease, rent, donate) properties and/or goods required or useful for the exploitation of telecommunication services, as well as of objects related to the Trademark and/or logotypes used by the Company (including, however being not limited to, key holders, icons, beach umbrellas, pins);

XV – to develop, register and market computer application programs (Softwares).

HEAD –OFFICE

Article 3. The Company has its head-office and jurisdiction in the Federal District of Brazil and, by decision of its Executive Committee, may establish or close branches, agencies, offices, departments and representation offices anywhere in Brazil and abroad.

CHAPTER II

CAPITAL STOCK

AUTHORIZED CAPITAL

Article 4. The company may increase its capital stock up to the limit of two hundred and thirty-four million, (234,000,000) shares, both common and preferred, regardless of any amendment to its bylaws, it being incumbent upon the Board of Directors to make resolutions on the increase and consequent issuance of new shares, within the referred limit.

Paragraph 1 – No proportion is required to be maintained between the number of shares of each type. A maximum proportion of two thirds (2/3) of the number of non-voting or restricted-vote preferred shares in relation to the total number of issued shares may be maintained.

Paragraph 2 – The shareholders will have preemptive rights upon the subscription of capital increases, proportionally to the number of shares held by them.

Paragraph 3 – By resolution of the Board of Directors, (i) preemptive rights may be excluded in the issuance of shares, convertible debentures and warrants placed either through sales at Stock Exchanges or public subscription, exchange for shares in takeover bids, under the terms of articles 257 and 263 of the Corporate Law, as well as entitlement to tax incentives, under the terms of special laws, as permitted in article 172 of Law 6404/76; and (ii) upon the issuance of common shares intended for compliance with the provisions in article 15, §2 of Law no. 6404/76, the preemptive right set forth in article 171, §1, (b) of the Joint-Stock Corporations Act, concerning subscription of shares of different types and classes than those held by shareholders, as permitted in article 8, §2 of Law no. 10330/01, may not be granted to holders of preferred shares.

SUBSCRIBED CAPITAL

Article 5 – The Company's subscribed and fully paid-in Capital Stock is nine hundred and fifty-seven million, eight hundred and forty-three thousand, nine hundred and thirty-eight reais and fifty-six cents (R$ 957,843,938.56), divided into eighty-nine million, eight hundred and one thousand, nine hundred and ninety-nine (89,801,999) registered shares, of which forty-three million, one hundred and fifty-two thousand, eight hundred and eighty-nine (43,152,889) are common shares and eighty-five million, seven hundred and thirty-five thousand, four hundred and thirty-six (85,735,436) are preferred shares, all of them of book-entry type, with no face value.

Sole paragraph. The Company's shares shall be held in a depositary account with a financial institution, on behalf of the holders thereof, with no issuance of certificates, the institution being entitled to charge the shareholders for the transfer cost of their respective shares.

CHAPTER III

SHARES

COMMON SHARES

Article 6. Each common share entitles the holder thereof to one vote in the General Shareholders' Meetings .

PREFERRED SHARES

Article 7. Preferred shares have no voting rights, except in the case provided for in the sole paragraph of art. 9 hereof, and are ensured priority upon the repayment of the capital stock, with no premium, and upon the payment of non-cumulative, minimum dividends, in an amount equal to higher of: (a) of six percent (6%) per annum on the amount resulting from the division of the subscribed capital for the total number of shares of the Company; and (b) three per cent of the net asset value per share.

Sole Paragraph – Preferred shares will be granted full voting rights in the event the Company shall fail to pay the minimum dividend to which they are entitled for three (3) consecutive fiscal years, which right they shall retain until such dividends are paid .

CHAPTER IV

SHAREHOLDERS' MEETINGS

Article 8. General Shareholders' Meetings shall be held: (i) regularly, once a year, within the first four (4) months following the end of every fiscal year, for resolution of the matters referred to in art. 132 of Law 6404/76 and, (ii) specially, whenever necessary, either in function of the corporate interests or in compliance with a provision of these Bylaws, or as required by the applicable laws.

Sole paragraph. The General Shareholders' Meetings shall be called by Board of Directors, the Chairman of the Board of Directors having the duty of confirming the referred act.

Article 9. The execution of agreements with related parties, under terms and conditions more burdensome for the Company than market terms for agreements of the same nature shall require prior approval by the General Meeting of Shareholders, with due regard, in any case, to the provisions in article 117 of Law 6.404/76.

Sole paragraph. Without prejudice to the provisions of Paragraph One of Article 115 of Law No. 6.404/76, the holders of preferred shares shall be entitled to voting rights in resolutions of the general Meeting referred to in the head paragraph of this article, as well as in those resolutions related to amendment or revocation of the following provisions of these Bylaws :

I – head paragraph of Article 9;

II – sole paragraph of Article 10; and

III – Article 30.

Article 10. The General Shareholders' Meetings shall be presided over by the Chairman of the Board of Directors, who shall appoint the Secretary from among the members present to the meeting. In case of absence of the Chairman of the Board of Directors, the shareholders will choose the chairman and the secretary of the meeting.

Sole paragraph. In the cases provided for in Article 136 of Law No. 6.404/76, the first call notice for the General Shareholders' Meetings shall be made at least thirty (30) days in advance and the second call notice shall be made at least ten (10) days in advance .

Article 11 . Only shareholders whose shares are registered in their name up to seventy-two (72) hours before the date set for the respective Meeting will be entitled to attend and vote at the General Shareholders' Meeting.

Paragraph 1 – The call notice may condition the presence of the shareholder, at the Meeting, upon the filing, with the Company's head-office, of evidence of his status of shareholder, issued by the Company itself or by the institution with which the Company's shares are deposited, at least seventy-two (72) hours in advance to the date set for the General Shareholders' Meeting.

Paragraph 2 – The call notice may further condition the representation of the shareholder by proxy, at the Meeting, upon the filing of the respective proxy with the Company's head-office, at least seventy-two (72) hours in advance to the date set for the General Shareholders' Meeting.

Article 12. Minutes shall be drawn-up concerning the businesses and resolutions made by the General Meeting, which shall be signed by the chairman and the secretary, as well as by the shareholders present to the meeting, representing at least the required majority for the resolutions to be made.

Paragraph 1. Save as otherwise decided by the Chairman of the Meeting, the referred minutes shall be drawn-up as a summary of the facts, including any dissensions and protests.

Paragraph 2. Save as otherwise decided by the Meeting, the minutes shall be published with omission of the shareholders' signatures.

CHAPTER V

COMPANY MANAGEMENT

Article 13. The management of the Company shall be incumbent upon the Board of Directors and the Executive Committee, which will have the duties set forth by law and in these Bylaws. The members of the Board of Directors and Executive Committee shall be elected for a three (3)-year term of office, reelection being permitted, and will be discharged from posting bond for the exercise of their duties.

Paragraph 1 – All the members of the Board of Directors and of the Executive Committee shall take office upon signing the corresponding instruments of investiture, and shall remain in their offices until the investiture of their successors.

Paragraph 2 – The General Shareholders' Meeting shall establish the overall compensation of the Company's Directors and Executive Officers, including benefits of any nature whatsoever and representation allowances, it being the duty of the Board of Directors to distribute such compensation among its own members and the members of the Executive Committee.

Paragraph 3 – The General Shareholders' Meeting may grant profit sharing to the Company's directors and executive officers, with due regard to the provisions in art. 152, §1 and §2 of Law 6404/76, pursuant to the management's proposal.

THE BOARD OF DIRECTORS

COMPOSITION

Article 14. The Board of Directors shall comprise at least three (3) and at most twelve (12) members, all of them shareholders of the Company, who may be elected to and removed from the board by a General Shareholders' Meeting, including in such number the members of the Board elected by the minority shareholders, if any, with due regard, concerning the number of members established in this article, to the provisions in §7 of article 141 of the Corporations Act .

Sole paragraph – The Board of Directors shall appoint, from among its members, the Chairman and the Vice-Chairman of the Board .

SUBSTITUTION

Article 15. In the event of impediment or absence of the Chairman of the Board of Directors, he/she shall be replaced by the Vice-Chairman. In the absence of the Vice-Chairman, the Chairman shall be replaced by another member of the Board appointed by said Board .

Paragraph 1 - In the event of impediment or absence of any other member of the Board of Directors, the member thus impeded or absent may appoint his/her substitute, in writing, from among the other members of the Board of Directors, to represent him/her and make resolutions at the meeting to which he/she is not able to attend, under the terms of paragraph 3 of article 19 hereof.

Paragraph 2 - Members of the Board of Directors may take part in any meeting of said Board through conference call, video conference or any other means allowing all of the Directors to see and hear each other and, in such case, they shall be deemed to have attended the meeting and shall confirm their vote by a written statement sent to the Chairman of the Board by mail or fax, promptly after the meeting. The resolutions taken in said meetings shall be confirmed at the next first meeting of the Board of Directors, which is physically attended by its members

Article 16. In the event of a vacant position in the board of directors, a substitute will be appointed by the remaining members of the board to complete the unexpired term of office or until a general meeting is held for election of the substitute. In the event of vacancy in the majority of the positions in the Board of Directors, as set forth in Article 14 above, a General Shareholders' Meeting shall be called for the election of substitutes.

INCUMBENCY

Article 17 – It shall be incumbent upon the Board of Directors, in addition to the duties provided for in Article 142 of the Brazilian Corporations Act, to:

I - approve and amend the internal bylaws of the Board of Directors;

II - decide as to the issuance of shares by the Company, involving capital increase within the limit of the authorized capital, defining the terms and conditions of such issuance;

III - decide as to the issuance of warrants and to the issuance of simple, non-convertible, unsecured debentures;

IV - decide, by delegation of powers of the General Shareholders' Meeting, as to the following aspects upon the issuance of debentures by the Company: (i) timing of the issuance, (ii) time and maturity, amortization or redemption terms, (iii) time terms for payment of interest, profit sharing and premium reimbursement, if any, (iv) form of subscription or placement, and (v) type of debentures;

V - decide as to the issuance of promissory notes for public distribution ("Commercial Papers") and as to the submission of the Company's shares to a depositary system for trading of the respective certificates ("Depositary Receipts");

VI - authorize the acquisition of shares issued by the Company, for cancellation or holding as treasury stock for further sale;

VII - authorize the disposal of fixed assets, creation of in rem guarantees and granting of guarantees to third parties' obligations, in an amount greater than three hundred million Reais (R$ 300,000,000.00);

VIII - approve the assumption of any obligation not provided for in the Company's budget for an amount greater than three hundred million Reais (R$ 300,000,000.00)

IX - authorize the execution of agreements not provided for in the Company's budget, for an amount greater than three hundred million Reais (R$ 300,000,000.00);

X - approve investments and acquisition of assets not provided for in the Company's budget, for an amount greater than three hundred million Reais (R$ 300,000,000.00);

XI - authorize the acquisition of permanent equity interests in other companies in an amount greater than three hundred million Reais (R$ 300,000,000.00), not provided for in the Company's budget, and the encumbrance or disposal of equity interests;

XII - approve the distribution of interim dividends;

XIII - select or dismiss the independent auditors, with due regard to the provisions of paragraph 2 of article 142 of the Corporations Law; and

XIV - appoint or dismiss the members of the audit committee, the General Secretary and the General Counsel.

Article 18 – The specific duties of the Chairman of the Board of Directors shall be: (a) to call the General Shareholders' Meeting when deemed necessary or as provided by law; (b) to preside over the General Shareholders' Meeting and appoint the Secretary, from among the members present to the meeting; (c) to call and preside over the meetings of the Board of Directors when deemed necessary or as requested by any Director; (d) to ensure that the resolutions made at the general shareholders' meetings and at the Board of Directors' meetings are duly implemented.

MEETINGS

Article 19. The Board of Directors shall meet (i) on a regularly basis, once every three months and, (ii) on a special basis, whenever called by the Chairman, who shall indicate the matters to be discussed, with their resolutions being recorded in the respective minutes.

Paragraph 1. The meetings of the Board shall be called, in writing, at least seventy-two (72) hours in advance, the call notice to contain the agenda and the matters to be decided in the relevant meeting.

Paragraph 2. Resolutions by the Board of Directors will be made by majority of votes, provided that a majority of its acting members is present.

Paragraph 3. Any member of the Board of Directors may be represented by another Director at the meetings which he/she is unable to attend, provided that powers are granted for such purpose in a written proxy.

THE EXECUTIVE COMMITTEE

COMPOSITION

Article 20. The Executive Committee shall comprise eight (8) members, whether shareholders or not, and who are residents in Brazil, elected by the Board of Directors, to fill the following positions:

a) Chief Executive Officer;

b) Executive Vice President of Operations;

c) Executive Vice President of Finance, Planning and Control;

d) Executive Vice President of Marketing and Innovation;

e) Vice President of Technology and Networks;

f) Vice President of Compliance and Institutional Relations;

g) Vice President of IT and Products and Services Engineering; and

h) Vice President of Customers.

Sole paragraph - One same Executive Officer may be elected to perform the duties of more than one office in the Executive Committee, the members of the Executive Committee not to comprise the Board of Directors .

Article 21. In the event of absences or temporary impediments, the Chief Executive Officer shall be replaced by the Executive Vice-President for Finance, Planning and Control. In the event of any vacancy in an Executive Committee office, the relevant substitution shall be decided by the Board of Directors; in case of impediment, the Chief Executive Officer shall appoint the substitute of the impeded Executive Officer from among the other Executive Officers .

INCUMBENCY OF THE EXECUTIVE COMMITTEE AS A COLLEGIATE BODY AND REPRESENTATION OF THE COMPANY

Article 22. The Executive Committee is the competent body for active and passive representation of the Company, it being incumbent upon its members to perform all the acts that are necessary and convenient for the management of the company's business. It is incumbent upon the Executive Committee, as a collegiate body, without limitation, to perform the following acts:

I. to propose to the Board of Directors the Company's general plans and programs, specifying the investment plans for expansion and modernization of the plant;

II. to authorize, within the limits set forth in these Bylaws, the disposal or encumbrance of fixed assets, creation of in rem guarantees and granting of guarantees to third parties' obligations;

III. to prepare the balance sheet and income statement for the fiscal year and the proposal for distribution of dividends, including interim dividends, as well as the use of the surplus, to be submitted to the Audit Committee, the Independent Auditors and the Board of Directors for their examination;

IV. whenever applicable, to perform the following acts, within the limits set forth in these Bylaws: (a) to ratify the purchase of materials and equipment and the contracting of assets, construction and services; (b) to ratify the sale of current assets; and (c) to authorize the borrowing of financing and loans by the Company;

V. to approve the execution of other agreements not mentioned above, within the limits of its duties .

Paragraph 1 – The resolutions of the Executive Committee shall be taken by majority vote, provided the majority of its members is present.

Paragraph 2 – With due regard to the provisions of these Bylaws, the Company shall be bound by (i) the joint signature of two (2) Executive Officers, except in emergency situations, when the individual signature of the Chief Executive Officer or, in his absence or temporary impediment, of the Executive Vice-President for Finance, Planning and Control, shall be permitted, in any case subject to approval by the Executive Committee; (ii) the signature of one (1) Executive Officer jointly with one (1) Attorney-in-Fact; or (iii) the signatures of two (2) Attorneys-in-Fact jointly, provided they are vested with specific powers.

Paragraph 3 – Powers of attorney granted in the name of the Company shall always be executed by two (2) Executive Officers, must specify the powers granted and, except for those granted for legal purposes, must have a maximum effective term of one (1) year.

EXECUTIVE OFFICERS' INCUMBENCY

Article 23. The following are the specific incumbencies of each member of the Executive Committee:

I- Chief Executive Officer :

a) to follow up on and supervise the implementation of the resolutions of the General Shareholders' Meetings and the Board of Directors;

b) to follow up on and supervise the implementation of the Company's strategic policy;

c) to coordinate and supervise the duties of the other Statutory Officers, representing the Executive Committee at the General Shareholders' Meeting and before the Board of Directors;

d) to coordinate the legal matters and ordinary relations with government authorities, through the General Secretary and the General Counsel;

e) to coordinate and follow up on human resources issues, through the Human Resources Department;

f) to coordinate and follow up on corporate communication issues, through the Institutional Communication Department;

g) to coordinate and follow up on internal audit issues, through the Audit Department;

h) to coordinate and follow up funds issues, through the General Funds Department.

II – Executive Vice-President for Operations :

a) to identify the needs of customers segments;

b) to carry out the sale of products and services;

c) to manage and develop sale channels (ex.: own stores, resale, reload and retail networks);

d) to develop and deploy merchandising actions and cooperative advertising;

e) to manage relationships with customers;

f) to identify the needs of the customers segments;

g) to negotiate specific proposals and solutions for Companies;

h) to identify opportunities and classify solutions to be developed together with the Products and Services Engineering for corporate customers;

i) to coordinate interfaces in the development and implementation of the solutions proposed for Companies;

j) to define sale targets by segment, product, channel, region, seller;

k) to monitor the sales performance by segment, product, channel, region, seller;

l) to support the marketing department in the definition of portfolio of phone sets;

m) to prepare and manage commercial agreements; and

n) to train and support the sales team.

III - Executive Vice-President for Finance, Planning and Control :

a) to identify political, economic, social and technological scenarios and monitor the share market;

b) to define macro-guidelines for the strategic plan and indicators to be controlled;

c) to support the Executive Committees in the preparation of the strategic plan, consolidate it and submit it to the Executive Committee;

d) to carry out market and/or economic feasibility studies requested by other departments;

e) to identify and evaluate business opportunities, evaluate purchase and partnership opportunities;

f) to implement approved projects (project management);

g) to develop a relationship strategy and interact with market entities and shareholders performing Investor Relations duties, to give information to the investing public, to the CVM (Securities Commission) and the entities with which the company has its securities listed and keep the company's registration updated;

h) to define and manage the company's financial structure;

i) to structure investments, make investments and raise funds;

j) to manage credit and financial risk (hedging);

k) to coordinate the daily management of cash flow (accounts payable and receivable);

l) to define accounting policies and criteria and prepare management accounting reports and reports to the market;

m) to define and manage the chart of accounts and maintain the database;

n) to analyze, conciliate and close the accounts;

o) to define and follow up on financial-economic indicators;

p) to prepare financial analysis for decision taking;

q) to monitor revenue assurance;

r) to prepare, conciliate and follow up on the budget.

IV - Vice-President for Technology and Networks :

a) to coordinate the strategy for network technological evolution, development and growth;

b) to plan, size and develop the cellular radio network, switching, interconnection and service platforms;

c) to program and coordinate the projects;

d) to deploy the service platform-related projects;

e) to guarantee the implementation in accordance with the project specifications;

f) to monitor network management centers, platforms and information systems;

g) to monitor the global performance of the network;

h) to manage CGRs and service platforms;

i) to manage the traffic;

j) to monitor signalling and roaming systems;

k) physical and logical security of the network;

l) to deploy network projects;

m) to manage the network performance and service platforms;

n) to provide for preventive and corrective maintenance of the network elements and platform;

o) to manage the quality of the service suppliers; and

p) to carry out projects for the optimization of the network.

V - Executive Vice-President for Marketing and Innovation:

a) to define a marketing strategy and plan for all market segments;

b) to give support to the company in collecting information on customers, bidding, products and offers;

c) to harmonize offers among the transactions;

d) to manage the life cycle of products and services;

e) to identify opportunities/needs for innovation and classify the development of new products and services;

f) to classify new sale networks (in coordination with sales);

g) to manage the segments, develop and implement a strategy to promote customer acquisition, loyalty and retention;

h) to develop and implement offers, goods and services based on the needs of each segment so as to comply with the demands of its internal customers;

i) to harmonize the form of the local Marketing activity;

j) to plan the needs, kinds and types of terminals and accessories (together with the Sales);

k) to develop and implement national and regional promotions;

l) to develop and implement advertising strategy and trademark management;

m) to develop and implement national and regional advertising campaigns;

n) to coordinate the participation and organization of the Company's marketing events.

VI - Vice-President for Compliance and Institutional Relations :

a) to monitor the regulation environment;

b) to implement relationship and negotiation with the regulating agencies;

c) to prepare the documentation concerning regulating issues;

d) to render official and publish indicators with the Anatel;

e) to internally disclose substantial regulating issues;

f) to have relationships with outside entities;

g) to make contributions to public consultations;

h) to review advertising material;

i) to negotiate agreements and interconnection and interlink tariffs;

j) to manage interconnection agreements;

k) to plan the network optimization, analysis and proposals of cost optimization;

l) to make interface with the Network to make the optimization of the network and performance of improvements feasible; and

m) to define guidelines for the control of interconnection traffic performed by Billings.

VII - Vice-President for Information Technology and Products and Services Engineering :

a) to develop/foment the data business;

b) to develop technical design and test voice and/or data goods and services to be launched in the market;

c ) to coordinate the implementation of voice and/or data goods and services with the technical and commercial areas;

d) to specify and make interface with platforms of goods and services in IS;

e) to identify and control technical options and suppliers available for terminals and accessories;

f) to coordinate implementation activities and test of new terminals and accessories;

g) to establish the strategy for information system and the respective systems plan;

h) to give support to the respective procedure damages in the preparation and implementation of projects of business and corporate systems development;

i) to manage the operationalization of systems and infra-structure and coordinate the integration of systems and platforms;

j) to manage production environments;

k) to give corrective and preventive maintenance of the systems, applications, platforms and equipment;

l) to coordinate the supervision of service providers;

m) to supply help desk service;

n) to guarantee the implementation, maintenance and improvement of procedures; and

o) to manage total quality programs.

VIII - Vice-President for Customers :

a) to perform customer acknowledgment management;

b) to develop pricing and customer profitability analyses and guidelines;

c) to define criterion and tools for the development of CRM and billing systems;

d) to undertake and develop functional ownership of database and data care;

e) to be in charge of individual or corporate call center and data and wireless services;

f) to operationalize the call center for retention, loyalty, acquisition and recovery of customers;

g) to be in charge of back office and resale call center;

h) to control the call center traffic and collect information for the database;

i) to plan alternative channels (hot line, URA, fax, SMS, self-service, Internet);

j) to manage the billings and fraud control;

k) to define managing ruler of the collection procedure and coordination of credit limit.

CHAPTER VI

AUDIT COMMITTEE

Article 24. The Audit Committee, of permanent nature, shall comprise at least three (3) and at most five (5) full members and equal number of deputy members.

Paragraph 1. The compensation of the members of the Audit Committee, in addition to reimbursement of transportation and lodging expenses required for the performance of their duties, shall be defined by the General Shareholders' Meeting having elected them, and may not be less, for each acting member, than ten per cent of the average compensation payable to each Executive Officer, without computing benefits of any nature whatsoever, business entertainment allowance and profit sharing.

Paragraph 2. In the event of a vacancy in the Audit Committee, the position shall be filled by the corresponding deputy member. Should there be vacancy in most positions, the general shareholders' meeting shall be called for purpose of election of the substitutes.

Paragraph 3. The Audit Committee shall meet (i) on a regular basis, once every three months, and (ii) on a special basis, upon calling by the Chairman of the Board of Directors, or by two (2) members of the Audit Committee. Minutes shall be drawn-up of the resolutions adopted at such meetings .

Paragraph 4. The meetings of the Audit Committee shall be called in writing, at least forty-eight (48) hours in advance, the call notice to contain the agenda of the meeting, and a list of the matters to be discussed in the relevant meeting.

CHAPTER VII

FISCAL YEAR AND FINANCIAL STATEMENTS

FISCAL YEAR

Article 25. The fiscal year shall coincide with the calendar year. Semiannual or quarterly balance sheets may be prepared, in addition to the annual balance sheet.

PROFIT ALLOCATION

Article 26. The Board of Directors shall present to the General Shareholders' Meeting, together with the financial statements, proposals for (i) employees' and officers' profit sharing, and (ii) full allocation of the net profit.

Paragraph 1. The net profit for the year shall be allocated as follows: I – five percent (5%) shall be allocated to the legal reserve, in order to ensure the integrity of the capital stock, up to a limit of twenty percent (20%) of the paid-up capital; II – twenty-five percent (25%) of the net profit adjusted in conformity with items II and III of Article 202 of Law 6404/76 will necessarily be distributed as minimum mandatory dividend to all shareholders; and III – the balance, if any, after compliance with the provisions set forth in the foregoing items of this article, shall be allocated as determined by the General Shareholders' Meeting, based on the proposal of the Board of Directors contained in the financial statements. In case the balance of profit reserves exceeds the capital stock, the General Shareholders' Meeting shall resolve on the allocation of the surplus either in the payment or increase of the capital stock or in the distribution of additional dividends to the shareholders.

Paragraph 2. Dividends unclaimed for three (3) years, counted from the decision of their distribution, shall forfeit to the Company's benefit.

Article 27 – The Company may, by resolution of the Board of Directors, declare dividends (i) to the account of profits ascertained in semiannual balance sheets; (ii) to the account of profits ascertained in quarterly balance sheets; provided that the aggregate dividends paid in each semester of the fiscal year shall not exceed the amount of capital reserves provided for in paragraph one of article 182 of Law no. 6404/76, or (iii) to the account of retained profits or profit reserves existing in the latest annual or semiannual balance sheet.

Sole paragraph. Interim dividends distributed as provided for herein shall be deducted from the minimum mandatory dividend.

Article 28 . By resolution of the Board of Directors and with due regard to the applicable legal provisions, the Company may pay interests on the shareholders' equity to its shareholders, which interests may be deducted from the minimum mandatory dividend, " ad referendum " to the General Shareholders' Meeting.

CHAPTER VIII

MISCELLANEOUS PROVISIONS

Article 29. The Company shall be liquidated in the cases provided for by law, it being incumbent upon the General Shareholders' Meeting to decide the form of liquidation and appoint the liquidator.

Article 30. The approval, by the Company, through its representatives, of merger, spin-off, consolidation or dissolution of its controlled companies shall be preceded by an economic-financial analysis carried out by an independent, internationally renowned firm, confirming that equitable treatment is awarded to all the interested companies, the shareholders of which will have full access to the mentioned analysis report.

Article 31. To the extent it is not expressly provided for in these Bylaws, the Company shall be governed by the applicable legal provisions.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 29, 2005

TELE CENTRO OESTE CELLULAR HOLDING COMPANY

By:	/S/ Paulo Cesar Pereira Teixeira
Paulo Cesar Pereira Teixeira Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.